UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities

Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the

Securities Exchange Act of 1934

Commission File Number: 333-91093

CENTERPOINT ENERGY TRANSITION BOND COMPANY, LLC

(Exact name of registrant as specified in its charter)

1111 Louisiana, Suite 4667

Houston, Texas 77002

(713) 207-8272

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Transition Bonds, Series 2001-1

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, CenterPoint Energy Transition Bond Company, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 2, 2013	By:	/s/ Marc Kilbride
	Name:	Marc Kilbride
	Title:	Treasurer and Manager